Exhibit 99.34

OFFERING DOCUMENT UNDER THE LISTED ISSUER FINANCING EXEMPTION

(the “Offering Document”)

July 3, 2024

INTERMAP TECHNOLOGIES CORPORATION

(“Intermap” or the “Company”)

PART 1. SUMMARY OF OFFERING

What are we offering?

Securities Offered:	Up to 4,300,000 Class “A” common shares of the Company (the “Common Shares”).

Description of Securities Offered:	Each Common Share entitles the holder thereof to: (i) dividends if, asand when declared by the directors; (ii) one vote at all meetings of holders of Common Shares; and (iii) participate in any distribution of the Company’s assets upon liquidation, dissolution, or winding up.

Offering Price:	$0.45 per Common Share.

Offering Amount:	There is a maximum of 4,300,000 Common Shares offered for maximum gross proceeds of up to $1,935,000.00 (the “Offering”).

Closing Date:	The Offering is expected to close in one or more tranches between the date hereof and August 16, 2024.

Exchange:	The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the OTC Venture Market (the “OTCQB”).

Last Closing Price:	On July 2, 2024 the last trading day completed prior to the date of this Offering Document, the closing price of the Common Shares on the TSX was CAD $0.48 and on the OTCQB was USD $0.345.

All references in this Offering Document to “dollars”, “C$” or “$” are to Canadian dollars, unless otherwise stated.

No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this document. Any representation to the contrary is an offence. This offering may not be suitable for you and you should only invest in it if you are willing to risk the loss of your entire investment. In making this investment decision, you should seek the advice of a registered dealer.

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The Company is conducting a listed issuer financing under section 5A.2 of National Instrument 45-106 - Prospectus Exemptions. In connection with this Offering, the Company represents the following is true:

●	The Company has active operations and its principal asset is not cash, cash equivalents or its listing on the TSX or the OTCQB.

●	The Company has filed all periodic and timely disclosure documents that it is required to have filed.

●

The total dollar amount of this Offering, in combination with the dollar amount of all other offerings made under the listed issuer financing exemption in the 12 months immediately before the date of this Offering Document, will not exceed $5,000,000.

●

The Company will not close this Offering unless the Company reasonably believes it has raised sufficient funds to meet its business objectives and liquidity requirements for a period of 12 months following the distribution.

●

The Company will not allocate the available funds from this Offering to an acquisition that is a significant acquisition or restructuring transaction under securities law or to any other transaction for which the Company seeks security holder approval.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Document contains forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable Canadian securities laws. Such forward-looking statements include, without limitation, forecasts, estimates, plans, projections, targets, expectations and objectives for future operations and financial results that are subject to assumptions, risks and uncertainties, many of which are beyond the control of Intermap. Forward- looking statements in this Offering Document are statements that are not historical facts and are generally, but not always, identified by words such as “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or are events or conditions described herein that “will”, “would”, “may”, “could” or “should” occur or be achieved. This Offering Document contains forward-looking statements pertaining to, without limitation: the intended use of the proceeds from the Offering to accomplish the Company’s business objectives and milestones, including but not limited to, execution on the Indonesia Contract; renewal and expansion of the Company’s contract with the U.S. Air Force; obtaining Southeast Asian awards; renewal and expansion of the Company’s contract with a global insurance client; completion of regulatory processes for obtaining permits and expanding workforce and subcontractor teams; investment into technology infrastructure, aircraft maintenance, sensor upgrades and mission testing; the allocation and anticipated timing of the intended use of proceeds from the Offering; the availability of the proceeds from the Offering; the expectation that the Offering will close and the expected timing thereof; the Company’s ability to raise up to the maximum proceeds of the Offering; the intended applications of the Company’s products and solutions; the anticipation that the pace and scale of the Company’s business will accelerate and grow; the Company’s ability to maintain a technology infrastructure that provides speed, stability, security and flexibility; the successful performance of the Indonesia Contract and its impact on the Company, including expectations with respect to mapping the remaining 90% of Indonesia beyond Sulawesi; the future financial or operating performance of the Company; the Company’s expectations with respect to revenue anticipated over the next 12 months from additional sources of funding; and the Company’s expectations regarding certain future results, including, among others, revenue, expenses, expenditures, operations, and use of future cash flow.

Forward-looking statements should not be read as guarantees of future performance and are subject to significant risks, uncertainties, and other key factors that could cause actual results or events to be materially different from those anticipated in such forward-looking statements. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, those factors discussed under the headings “Risk Factors” in the Company’s annual information form for the year ended December 31, 2023 (the “AIF”) and “Forward-Looking Statements” in the Company’s management’s discussion and analysis for the three months ended March 31, 2024, including: cash available to fund operations; availability of capital; revenue fluctuations; nature of government contracts; economic conditions; loss of key customers; retention and availability of executive talent; competing technologies; continued listing of its common shares on the TSX or the OTCQB; common share price volatility; loss of proprietary information; software functionality; internet and system infrastructure functionality; information technology security; breakdown of strategic alliances; and international and political considerations.

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The forward-looking statements in this Offering Document reflect Intermap’s beliefs and assumptions with respect to, among other things, such things as: (i) adequate liquidity will be available to the Company to carry out its operations; (ii) payments on material contracts will occur within a reasonable period of time after contract completion; (iii) the Company’s products and services will continue to be sold successfully; (iv) the Company’s business development activities will continue to be successful; (v) there will be no significant delays in the development and commercialization of the Company’s products; (vi) the Company will continue to maintain sufficient and effective production and software development capabilities to compete on the attributes and cost of its products; (vii) there will be no significant reduction in the availability of qualified and cost-effective human resources; (viii) subsidiary operations will continue and be productive; (ix) demand for geospatial related products and services will continue to grow in the foreseeable future; (x) there will be no significant barriers to the integration of the Company’s products and services into customers’ applications; (xi) the Company will be able to maintain compliance with applicable contractual and regulatory obligations and requirements; and (xii) superior technologies/products will not develop that would render the Company’s current product offerings obsolete. Management believes that its assumptions and analysis in this Offering Document are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable. However, management cannot assure readers that these expectations will prove to be correct.

Readers are therefore cautioned that they should not unduly rely on the forward-looking statements included in this Offering Document. All forward-looking statements contained in this Offering Document are expressly qualified by this cautionary statement. The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. The forward-looking statements contained in this Offering Document are made as of the date of this Offering Document, and Intermap does not undertake any obligation to publicly update, revise any forward- looking statements, reflect new information, subsequent events or otherwise, except as required by applicable securities laws.

Additional information on these and other risks, uncertainties and factors that could affect the Company are provided in the disclosure documents filed from time to time with the securities commission or similar regulatory authority in each of the provinces of Canada. In particular, see “Risk Factors” in the AIF.

PART 2. SUMMARY DESCRIPTION OF BUSINESS

What is our business?

Intermap is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

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Recent developments

In July 2023, Intermap was contracted to provide its high-resolution NEXTMap elevation data and precision radar imagery to support the United States Geological Survey (USGS) and NASA’s Artemis III simulations and training exercises in the Arizona desert.

In September 2023, Intermap was contracted to supply its NEXTMap elevation data to a global spacecraft/launch/communications operator to be used for simulation, regulatory compliance and global situational awareness, including ground station RF interference modeling.

In January 2024, Intermap entered into a $20 million contract to map the Island of Sulawesi, Indonesia in 2024 (the “Indonesia Contract”). The Indonesia Contract is the first phase of the Indonesian national topographic mapping program to create a national digital basemap as part of Indonesia’s One Map program to map approximately 17,000 islands, spanning Indonesia’s entire territory. The first phase of the One Map program, covered under the Indonesia Contract, represents 10% of the country’s land area and 10% of the One Map program. Under the One Map program’s approved technical specifications, Intermap and its partners will provide airborne IFSAR-derived elevation data and cloud-free radar imagery covering 186,000 square kilometers.

In the first half of 2024, Intermap renewed and expanded several commercial contracts, including with a leading telecom provider, the leading space communications infrastructure provider, several insurance carriers across North America and Europe as well as a video game developer. Additionally, Intermap announced significant government business in Greece, Malawi and Malaysia. The Company is confident that the pace and scale of business wins will accelerate and grow.

Material facts

There are no material facts about the securities being distributed that have not been disclosed in this Offering Document or in any other document filed by the Company in the 12 months preceding the date of this Offering Document.

What are the business objectives that we expect to accomplish using the available funds?

The Company intends to use its available funds for working capital and execution of government contracts. Primarily, the capital will be used to execute on the Indonesia Contract as well as a renewed and expanded contract with the U.S. Air Force. Additional expected programs include other Southeast Asian awards as well as a major renewal and expansion of a global insurance client agreement.

As part of its preparation for executing the Indonesia Contract and further work in Indonesia, the Company intends to invest a portion of the available funds in its technology infrastructure and required aircraft maintenance, sensor upgrades and mission testing. In particular, Intermap recently agreed to acquire significant processing and storage assets from VeriDaaS. Due to VeriDaaS’ financial distress, Intermap was able to acquire new, cutting-edge hardware at a significant discount to market rates. The Company remains committed to maintaining a technology infrastructure that provides speed, stability, security and flexibility, which will be crucial if Intermap maps the remaining 90% of Indonesia beyond Sulawesi.

The Company may also use available funds to complete the regulatory process of obtaining required permits and expanding its workforce and subcontractor team as necessary in connection with the Indonesia Contract.

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PART 3. USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the Offering?

		Assuming 100% of Offering
A	Amount to be raised by this Offering	$1,935,000
B	Selling commissions and fees	$135,450
C	Estimated offering costs (e.g., legal, accounting, audit)	$75,000
D	Net proceeds of offering: D = A - (B+C)	$1,724,550
E	Working capital as at most recent month end (deficiency)(1)	$(3,962,707)
F	Additional sources of funding(2)	$25,939,000
G	Total available funds: G = D+E+F	$23,700,843

Notes:

(1)	The working capital figure represents management’s best estimate of the Company’s working capital, excluding deferred revenue of $5,546,000, is unaudited, and is subject to change including as a result of normal quarterly accounting and review procedures.

(2)	This amount is estimated based on management’s current expectations for anticipated revenue over the next twelve months. The purpose of this estimate is to provide the reader with an estimate of the funds the Company anticipates receiving in connection with its ordinary course of operations, and may not be appropriate for other purposes. Additional sources of funding reflected in this estimate include approximately $24,588,000 from existing customer contracts pursuant to which the Company expects to receive near term cash payments.

How will we use the available funds?

Description of intended use of available funds listed in order of priority	Assuming 100% of Offering
Direct costs associated with specific projects, including acquisition of hardware and infrastructure assets to support project execution	$7,875,000
Payment of accrued director fees(1)	$67,500
General corporate purposes and working capital	$15,758,343
Total:	$23,700,843

Note:

(1)	Represents accrued director fees payable to Patrick A. Blott, director and Chief Executive Officer of the Company. Mr. Blott is subscribing for $67,500 worth of Common Shares under the Offering.

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The above allocation represents the Company’s current intentions with respect to its use of available funds based on management’s current knowledge, planning and expectations. Actual use of funds may differ from the estimates above for a number of reasons, including as a result of circumstances where, for sound business reasons, the Company determines it should reallocate the available funds; provided, however, that such uses will not include a significant acquisition, a restructuring transaction, or any transaction requiring approval of the Company’s security holders.

The Company’s interim financial statements for the three months ended March 31, 2024 and its audited annual financial statements for the year ended December 31, 2023 (collectively, the “Financial Statements”) contain a “going concern note” that: (i) the Financial Statements were prepared assuming that the Company will continue as a going concern; and (ii) material uncertainties exist that may cast significant doubt on the Company’s ability to continue as a going concern. The Financial Statements do not include any adjustments that would be necessary if the going concern assumption was not appropriate, which adjustments could be material. For additional information regarding this “going concern note”, please refer to the Financial Statements, which are filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

The Offering will support the execution of the Indonesia Contract, successful performance of which will affect the decision to include a going concern in the next annual financial statements of the Company.

How have we used the other funds we have raised in the past 12 months?

Date Financing Closing Announced	Funds Raised	Intended Use of Funds	Variances and Impact of Variances
January 16, 2024	$885,000.00	Funds raised to fund future government opportunities, including pursuit costs associated with government contracts	No variances
December 1, 2023	$1,205,624.75	Funds raised to fund future government opportunities, including pursuit costs associated with government contracts	No variances

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PART 4. FEES AND COMMISSIONS

Who are the dealers or finders that we have engaged in connection with this Offering, if any, and what are their fees?

Agents:	The Company has not engaged a dealer in connection with the Offering; however, it is sourcing funds using a third-party finder (the “Finder”)

Compensation Type:	Cash fee and Common Shares

Cash Fee:	Cash fee equal to 1% of the gross proceeds of the Offering

Common Share Fee:	An amount equal to 6% of the aggregate number of Common Shares placed by the Finder under the Offering

Does the Finder have a conflict of interest?

To the knowledge of the Company, it is not a “related issuer” or “connected issuer” of or to the Finder, as such terms are defined in National Instrument 33-105 – Underwriting Conflicts.

PART 5. PURCHASERS’ RIGHTS

Rights of Action in the Event of a Misrepresentation

If there is a misrepresentation in this Offering Document, you have a right

a)	to rescind your purchase of these securities with the Company, or

b)	to damages against the Company and may, in certain jurisdictions, have a statutory right to damages from other persons.

These rights are available to you whether or not you relied on the misrepresentation. However, there are various circumstances that limit your rights. In particular, your rights might be limited if you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in paragraph (a) or (b) above, you must do so within strict time limitations.

You should refer to any applicable provisions of the securities legislation of your province or territory for the particulars of these rights or consult with a legal adviser.

PART 6. ADDITIONAL INFORMATION

Where you can find more information about us?

Security holders can access the Company’s continuous disclosure at www.sedarplus.ca and may find additional information at our website https://www.intermap.com/.

Purchasers should read this Offering Document and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in the Common Shares.

PART 7. DATE AND CERTIFICATE OF THE COMPANY

This Offering Document, together with any document filed under Canadian securities legislation on or after July 3, 2023, contains disclosure of all material facts about the securities being distributed and does not contain a misrepresentation.

July 3, 2024

	(signed) “Patrick A. Blott”		(signed) “Jennifer Bakken”
Name:	Patrick A. Blott	Name:	Jennifer Bakken
Title:	Chief Executive Officer	Title:	Chief Financial Officer

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